UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2026

Commission file number 001-35530
BROOKFIELD RENEWABLE PARTNERS L.P. (Exact name of Registrant as specified in its charter)
73 Front Street, 5th Floor Hamilton, HM 12 Bermuda (Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F               Form 40-F  ☐

EXHIBIT LIST

Exhibit

99.1    2025 Annual Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE PARTNERS L.P., by its general partner, BROOKFIELD RENEWABLE PARTNERS LIMITED
Date:	February 27, 2026	By:	/s/ James Bodi
Name: James Bodi
Title: President